FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For August 3, 2010

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS agrees settlement with Financial Services Authority in relation to breaches of the Money Laundering Regulations 2007
The Royal Bank of Scotland Group plc (RBS Group) today announces that it has reached a settlement with the Financial Services Authority (FSA) following the completion of an investigation into the Group's compliance with UK anti-money laundering regulations. RBS Group will pay a fine of GBP5.6 million.
The investigation identified deficiencies in the Group's systems and controls during the period from December 2007 to December 2008 - specifically the failure to maintain appropriate policies and procedures regarding UK financial sanctions screening.
Throughout the investigation, the Group has fully cooperated with the FSA.
Nathan Bostock, Head of Restructuring & Risk said: "We recognise the very important role the Group plays in supporting the UK's financial sanctions regime and the importance of complying with legislation and regulation and implementing best practice.
"We acknowledge the findings of the FSA investigation. It confirmed the deficiencies we had identified and brought to their attention, in our policies, procedures and controls during the year to December 2008, though the FSA noted that it did not consider this misconduct deliberate or reckless.
We have taken appropriate action to remedy these issues and continue to enhance our control environment with a view to ensuring a more robust sanctions compliance framework and ultimately that our detection and prevention capabilities are in line with best practice in the market."

For further information please contact:

Richard O'Connor
Head of Investor Relations
0207 672 1763

Michael Strachan
Group Media Relations
0131 626 3997

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   3 August 2010

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary